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[WYLE LOGO]

                                                                    July 9, 1997

To Our Shareholders:

     I am pleased to inform you that Wyle Electronics (the "Company") has entered into an Agreement and Plan of Merger dated as of July 3, 1997 (the "Merger Agreement") providing for the acquisition of the Company by Raab Karcher AG, a corporation organized under the laws of the Federal Republic of Germany. Pursuant to the Merger Agreement, EBV Electronics Inc. ("Purchaser"), an indirect wholly owned subsidiary of Raab Karcher, has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock at a cash price of $50.00 per share. Following consummation of the Offer, the Company and the Purchaser will merge (the "Merger"), and the Company will continue as the surviving corporation and become an indirect wholly-owned subsidiary of Raab Karcher. The Merger Agreement provides that each share of the Company's Common Stock not acquired in the Offer will be converted into the right to receive $50.00 in cash in the Merger.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE OFFER AND DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY, AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     The Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering shares, are enclosed with this letter. These documents set forth in detail the terms and conditions of the Offer and the Merger and provide instructions on how to tender shares. I urge you to read the enclosed materials carefully.

     Also enclosed is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Recommendation") filed with the Securities and Exchange Commission, which includes information regarding the factors considered by your Board in its deliberations, and certain other information regarding the Offer and the Merger. Included as Schedule II to the Recommendation is a copy of the written opinion dated July 3, 1997 of Credit Suisse First Boston, the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be received by holders of the Company's Common Stock (other than Purchaser) in the Offer and the Merger is fair to such holders from a financial point of view.

     On behalf of your Board of Directors, I thank you for your continued support.

                                         On behalf of the Board of Directors,

                                         [RALPH L. OZORKIEWICZ]
                                         Ralph L. Ozorkiewicz
                                         President and Chief Executive Officer

WYLE ELECTRONICS
15370 Barranca Parkway, P.O. Box 19675, Irvine, California 92713-9675 - (714) 753-9953 - www.wyle.com